1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 4, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/06/28:	New appointment of Chief Information Security Officer

99.02	Announcement on 2022/06/30:	Announce acting spokesperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

New appointment of Chief Information Security Officer

Date of events: 2022/06/28

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel

2.	Date of occurrence of the change: 2022/06/28

3.	Name, title, and resume of the previous position holder:

Hong-Chan Ma, Senior Executive Vice President of the company, Master’s degree in Management science from National Chiao Tung University.

4.	Name, title, and resume of the new position holder:

Li-Show Wu, President of Enterprise Business Group, Master’s degree in Applied Mathematics from National Chiao Tung University.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): retirement

6.	Reason for the change: retirement

7.	Effective date: 2022/06/30

8.	Any other matters that need to be specified: Ms. Li-Show Wu will act as Senior Executive Vice President from June 30, 2022.

EXHIBIT 99.02

Announce acting spokesperson

Date of events: 2022/06/30

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): acting spokesperson

2.	Date of occurrence of the change: 2022/06/30

3.	Name, title, and resume of the previous position holder:

Hong-Chan Ma, Senior Executive Vice President of the company, Master’s degree in Management science from National Chiao Tung University.

4.	Name, title, and resume of the new position holder:

Li-Show Wu, President of Enterprise Business Group, Master’s degree in Applied Mathematics from National Chiao Tung University.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): retirement

6.	Reason for the change: retirement

7.	Effective date: 2022/06/30

8.	Any other matters that need to be specified: None